October 25, 2016

VIA EDGAR

Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549
Att’n: Mr. Craig Arakawa
Accounting Branch Chief

Re:	Gold Standard Ventures Corp.
Form 40-F for the Year Ended December 31, 2015
Filed March 31, 2016
File No. 001-35571

Dear Mr. Arakawa:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 40-F for the fiscal year ended December 31, 2015 of Gold Standard Ventures Corp. (the “Company”).

The Company intends to amend the relevant pages and Exhibit 23.1 on its Form 40-F/A accordingly, promptly following you having no objections to our answers herein.

We have repeated your comments as set forth in your letter dated October 11, 2016 in italics and boldface and our response is in plain type below.

Disclosure Controls and Procedures, page 5

1.
We noted from page six that you state “[your] independent registered public accounting firm has issued an attestation report on [your] internal control over financial reporting as of December 31, 2015, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this Form 40-F and incorporated by reference herein.” However we do not find the attestation report on your internal control over financial reporting. Please amend your filing to provide the report to comply with paragraph (d) of General Instruction B.(6) or tell us why this guidance is not applicable to you.

The sentence on page six “… independent registered public accounting firm has issued an attestation report…” was a typographical error and should not have been inserted.

Section 103 of the Jumpstart Our Business & Startups Act of 2012 added an exclusion from issuers reporting audit controls under Section 404(b) of Sarbanes-Oxley Act of 2002 for “an issuer that is an emerging growth company (as defined in Section 3 of the Securities Exchange Act of 1934).”  An “emerging growth company” has total annual gross revenues of less than $1 billion and did not complete an IPO on or before December 8, 2011.  Section 3(a)(80) of the Securities Exchange Act provides that an issuer that is an emerging growth company as of the first day of a fiscal year shall continue in such status until the earliest of :

(a)	generates total annual gross revenues of $1 billion (subject to inflation factor);
(b)
last day of the fiscal year following the 5th anniversary of the date of the first sale of equity securities of the issuer pursuant to an effective registration statement under the Securities Act of 1933;

(c)	issues more than $1 billion in non-convertible debt over the previous three years; or
(d)	becomes a “large accelerated filer”- meaning having a worldwide value of its common equity held by non-affiliates that exceeds $700 million.

The Company does not meet the events of (a), (c) or (d) terminating its emerging growth company status, therefore it should continue to qualify as an emerging growth company until December 31, 2017.  Therefore, the Company may omit an independent auditor attestation of management’s assessment of the effectiveness of the internal control over financial reporting from the annual reports for the 2015 and 2016 fiscal years.

Contractual Obligations, page 7

2.
We note you reference the description of your contractual obligations to the commitments section in the MD&A which is attached as Exhibit 99.3. However, we note you do not present your contractual obligations in a manner pursuant to the General Instruction (b)(12) of the Form 40-F. Please revise your disclosure to provide the contractual obligations in a tabular format, which may be accompanied by footnotes. For guidance, refer to the General Instruction (b) (12) of the Form 40-F.

The table that the Company intends to include is as follows:

	Total	Fiscal 2016	Fiscal 2017-2018	Fiscal 2019-2020	After fiscal 2020
	$	$	$	$	$
Office leases	306,700	66,452	142,104	98,144	-
Mineral interests (1)	25,170,867	3,365,211	6,258,906	5,786,252	9,760,499
	25,477,567	3,431,663	6,401,010	5,884,396	9,760,499

(1) Amounts shown for mineral interests include option payments, mineral lease payments and work commitment  that are required to maintain the Company’s interest in the mineral projects.

Exhibit 23.1

3.
We note the consent letter of independent registered public accounting firm does not reference to the date of the auditor’s report. Please amend your filing to include the date of the auditor’s report in the consent letter.

The consent letter as re-filed will have a reference to the date of the auditor’s report, being March 30, 2016.

Kindly confirm that our answers are satisfactory so we can proceed and file Amendment No. 1 to the Form 40-F accordingly.

If you have any further questions, please do not hesitate to contact me at : (604) 273-6955 or our U.S. counsel, Mr. Guy Ben Ami of Carter Ledyard & Milburn LLP, at (212) 238-8658.

Very truly yours,

/s/ Michael N. Waldkirch
Michael N. Waldkirch
Chief Financial Officer

cc: Guy Ben Ami, Carter Ledyard & Milburn LLP (by email)